Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

RECEIVED 2007 JAN 31 A 7:

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	1 202 55 13 450 1 202 77 29 207
From:	Leszek Mierzwa (contact name) Executive Director, Equity Supervision and Investor Relations	*Phone:*	(48 76) 747 81 30
Company:	KGHM Polska Miedź S.A.	*Fax:*	(48 76) 747 81 39
E-mail:			
Date:	31 January 2007	*No of sheets:*	1

PROCESSED

FEB 0 2 2007

THOMSON FINANCIAL

SUPPL

Current report 7/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 22 January 2007 a change in share capital was registered by the Regional Court for the Capital City of Warsaw, Section XII (Economic) of the National Court of Registration, for the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna with its registered head office in Warsaw (a subsidiary of KGHM Ecoren S.A., which itself is a subsidiary of KGHM Polska Miedź S.A.).

The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna was reduced from PLN 32 230.0 thousand to PLN 3 525.2 thousand, i.e. by PLN 28 704.9 thousand, through a decrease in the face value of its shares from PLN 6.40 to PLN 0.70 per share. PLN 24 961.9 thousand of the amount obtained from this decrease was used to cover the loss from prior years, while PLN 3 743.0 thousand was used to increase of reserve capital of the company Warszawska Fabryka Platerów Hefra Spółka Akcyjna.

The share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna after registration of this change amounts to PLN 3 525.2 thousand and is divided into 5 035 940 shares at PLN 0.70 each.

KGHM Ecoren S.A. owns 97.52% of the share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna.

The total number of votes arising from all issued shares after registration of this change in share capital of Warszawska Fabryka Platerów Hefra Spółka Akcyjna is 5 035 940.

Legal basis: § 5 sec. 1 point 9 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

07020681

WICEPREZES ZARZĄDU
Marek Fusiński

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa